PROSPECTUS SUPPLEMENT
(To Prospectus dated March 5, 2003 and Prospectus Supplement dated September 26, 2003)

              Structured Asset Trust Unit Repackagings (SATURNS SM)
                           AT&T Corp. Debenture Backed
                                 Series 2003-14

                                   $35,000,000
           1,400,000 of 6.875% Adjustable Rate Class A Callable Units
                          ($25 principal balance each)
                            MS Structured Asset Corp.
                                    Depositor

         The prospectus supplement, dated September 26, 2003, states on page S-28 of the Description of Units that the Class B Units will accrue interest on their notional amount at the rate of 1.831% per annum payable on each distribution date and that in no event will the interest rate be reduced below 1.681%. This is incorrect. The Class B Units will accrue interest on their notional amount at the rate of 1.844% per annum payable on each distribution date and in no event will the interest rate be reduced below 1.694%.

         The Class B Units will accrue interest on their notional amount at the rate of 1.844% per annum payable on each distribution date. Except with respect to November 15, 2003, the interest rate payable on the Class B Units will be increased by 0.05% for each rating notch downgrade by either Moody's or S&P and decreased by 0.05% for each rating notch upgrade by either Moody's or S&P, but in no event will the interest rate be reduced below 1.694%.

         The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 MORGAN STANLEY

         September 26, 2003